Presidio Production Company

500 W. 7th Street, Suite 1500

Fort Worth, Texas 76102

March 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Cheryl Brown

Re:	Presidio Production Company

Registration Statement on Form S-1 (File No. 333-294316)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Presidio Production Company (the “Company”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form S-1 (File No. 333-294316) to 5:00 p.m., Eastern Time, on March 23, 2026, or as soon thereafter as practicable.

Please contact John Stribling of Sidley Austin LLP, counsel to the Company, at (713) 495-4673, with any questions regarding the foregoing and to orally confirm the effectiveness of the Registration Statement.

Very truly yours,

PRESIDIO PRODUCTION COMPANY

By:	/s/ Brett Barnes
Name:	Brett Barnes
Title:	Executive Vice President and General Counsel

cc:	George Vlahakos, Sidley Austin LLP

John Stribling, Sidley Austin LLP